Exhibit 99.2

CONSENT OF EXPERT

July 23, 2020

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc

I, Paul Matthews, do hereby consent to:

(1)	the inclusion in the Form 6-K of Caledonia Mining Corporation Plc (the “Company”) dated July 9, 2020 of the technical information relating to the Blanket Mine contained in the Company’s press release attached to the Form 6-K as Exhibit 99.1 (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-224784), and any amendments thereto, filed with the SEC.

By:	/s/ Paul Matthews
Paul Matthews
Caledonia Mining Corporation Plc
Group Mineral Resource Manager